SPARTA                                     The Source for Powersports Financing
COMMERCIAL SERVICES                                    www.spartacommercial.com



Facsimile



To:     Margaret Fitzgerald, Div. of Corp. Fin.    From:     A.L. Havens
-------------------------------------------------------------------------------
Fax:    202-772-9208                               Pages:    3, including cover
-------------------------------------------------------------------------------
Phone:  202-551-3556                               Date:     14 December, 2005
-------------------------------------------------------------------------------
Re:     Comment Letter for Sparta Commercial       CC:
        Services, Inc. Form 10-KSB filed 07/25/05

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

[ ]Urgent  [ ]For Review  [ ]Please Comment  [ ]Please Reply  [ ]Please Recycle

-------------------------------------------------------------------------------

MESSAGE:

Dear Ms. Fitzgerald,

Pursuant to our conversation, please find attached the response we discussed.



With kinds regards,





If this facsimile is not properly received, please call (212) 239-2666 and request a re-transmission.

-------------------------------------------------------------------------------
                             CONFIDENTIALITY NOTICE
The information contained in this fax is confidential information only for the use of the individual or the entity named above. If the reader of this message is not the intended recipient, you are hereby notified that any dissemination, distribution or copying of this communication is strictly prohibited. If you have received this communication in error, please immediately notify us by telephone
-------------------------------------------------------------------------------

SPARTA                                     The Source for Powersports Financing
COMMERCIAL SERVICES                                    www.spartacommercial.com



                                     December 14, 2005



VIA FAX AND EDGAR


Ms. Margaret Fitzgerald Division of Corporate Finance U.S. Securities & Exchange Commission Washington, D.C. 20549


Re: Sparta Commercial Services, Inc.
    File No. 000-09483
    Form 10-KSB for Year Ended April 30, 2005


Dear Ms. Fitzgerald :

This will acknowledge receipt of your letter of comment dated November 30, 2005 with regard to the above referenced filing. Our response, which reference your comment number, follow.

Comment 1- Response:

We propose to revise page 18 the 10 KSB to read as follows:

Results of Operations

Comparison of the Year Ended April 30, 2005 to the Year ended April 30, 2004 New Loss

Our net loss for the year ended April 30, 2005 was $4,418,727 in contrast to a loss of $1,772,257 for the year ended April 30, 2004, respectively. The increase in net loss was due primarily to the fact that the Company incurred expenses related to the private placement transaction, consisting of non cash expense of a beneficial conversion discount of $1,810,000, and a non cash expense of $383,284 for warrants issued to the placement agent in 2005 and to the fact that the Company has increased its resources and spending in 2005 as it transitioned from a development stage to an operating entity. The payment of $250,000 for a purchase option for equipment leases from American Motorcycle Leasing Corp. also contributed to the loss. While AML is not a shareholder of the Company, the
                         -------------------------------------------------------
Company's  President  and Chief  Executive  Officer is an officer and a minority
--------------------------------------------------------------------------------
shareholder of American Motorcycle Leasing Corp.
------------------------------------------------

As a result of  significant  restrictions  on transfers of the equipment  leases
--------------------------------------------------------------------------------
owned by  American  Motorcycle  Leasing  Corp.,  including  but not  limited  to
--------------------------------------------------------------------------------
obtaining  approval's from American
-----------------------------------



--------------------------------------------------------------------------------
 P.O. Box 60    New York, NY 10156   Tel: (800) 882-0778   Fax:  (212) 239-2799

Motorcycle Leasing Corp.'s secured lender, and the Agreements'  non-exclusivity,
--------------------------------------------------------------------------------
the Company has  accounted for the fee as an expense and charged the $250,000 to
--------------------------------------------------------------------------------
operations in the current year.
-------------------------------

While the Company has charged the fee to operations during the current year, the
--------------------------------------------------------------------------------
Company  believes  the  purchase  option,  subject  to the terms and  conditions
--------------------------------------------------------------------------------
described, may provide the opportunity to expand its equipment leasing portfolio
--------------------------------------------------------------------------------
and which would benefit the Company.  However, there is no guaranty that we will
--------------------------------------------------------------------------------
acquire any of the assets held by American Motorcycle Leasing Corp. at terms and
--------------------------------------------------------------------------------
conditions acceptable to us.
----------------------------

Our net loss per common share (basic and diluted) was $0.05 for the year ended April 30, 2005 and $0.25 for the year ended April 30, 2004.

We shall contact your offices within the week to determine if the above response is acceptable, and we shall immediately prepare and file an amended Form 10KSB incorporating the suggested changes.

The Company acknowledges that:

      The Company is responsible for the adequacy and accuracy of the disclosure in the filing:

      Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

      The Company may not assert staff comments as a defense in any proceedings initiated by the commission or any person under the federal securities laws of the United States.

      We thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact me at 212.239.2666.


                                              Yours truly,


                                              SPARTA COMMERCIAL SERVICES,
                                              INC.


                                              /s/ Anthony L. Havens
                                              ---------------------
                                              Anthony L. Havens
                                              President







                                           The Source for Powersports Financing
                                                       www.spartacommercial.com